                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                _______________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            Rally's Hamburgers, Inc.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   751203-10-0
                     --------------------------------------
                                 (CUSIP Number)

                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                       Fidelity National Financial, Inc.
                            17911 Von Karman Avenue
                           Irvine, California  92714
                              Tel. (714) 622-5000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                            Lawrence Lederman, Esq.
                        Milbank, Tweed, Hadley & McCloy
                           One Chase Manhattan Plaza
                           New York, New York  10005
                              Tel.  (212) 530-5000

                                  May 3, 1996
                                  -----------
            (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement /x/.



                               Page 1 of 43 Pages

                            Exhibit Index on Page 12

                                  SCHEDULE 13D

CUSIP NO.:  374503 1 10 0

(1)  NAME OF REPORTING PERSON:

     Fidelity National Financial, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     IRS No. 86-0498599

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)    [ ]
     (b)    [x]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:  WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  (7)  SOLE VOTING POWER:  3,118,235(1)(2)

  (8)  SHARED VOTING POWER:  0

  (9)  SOLE DISPOSITIVE POWER:  3,118,235(1)(2)

  (10) SHARED DISPOSITIVE POWER:

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON: 3,118,235(1)(2)

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  19.89(3)

(14) TYPE OF REPORTING PERSON:  CO





____________________

(1) Mr. William P. Foley, II, owns 21.4% of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity. Mr. Foley disclaims beneficial ownership of any of the shares of Common Stock held by Fidelity.

(2) Includes shares of Common Stock issuable upon exercise of (i) 1,175,214 currently exercisable options and (ii) 1,175,214 options granted to CKE Restaurants, Inc., an entity that may be deemed to be an affiliate of Fidelity, which options may be exercised by Fidelity under certain circumstances. See Item 5 of this Schedule 13D.

(3) Based upon 15,669,543 shares of Common Stock outstanding as of March 6, 1996.

                               Page 2 of 43 Pages

ITEM 1.  SECURITY AND ISSUER.

                 The class of equity securities to which this Statement on
Schedule 13D (this "Statement") relates is the common stock, par value $0.10 per share (the "Common Stock"), of Rally's Hamburgers, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223.

ITEM 2.  IDENTITY AND BACKGROUND.

                 This Statement is being filed by Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"). Mr. William P. Foley, II, is the Chairman of the Board and Chief Executive Officer of both Fidelity and CKE Restaurants, Inc. ("CKE"), and he owns 21.4% of the outstanding shares of common stock of Fidelity. A limited partnership whose general partner is controlled by Mr. Foley owns 20.0% of the outstanding common stock of CKE, a corporation controlled by Mr. Foley owns 1.4% of the outstanding common stock of CKE, and Fidelity owns 2.7% of the outstanding common stock of CKE. Mr. Foley is a "controlling person" of Fidelity and CKE. The disclosure of this information shall not be construed as an admission that Mr. Foley is the beneficial owner of any of the Common Stock owned by Fidelity or CKE either for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes and such beneficial ownership is expressly disclaimed. The principal executive offices of Fidelity are located at 17911 Von Karman Avenue, Irvine, California 92714. Fidelity is a national underwriter engaged in the business of issuing title insurance policies and performing other title-related services through its underwriting subsidiaries. CKE is primarily engaged through its Carl Karcher Enterprises subsidiary in the operation of the "Carl's Jr." chain of fast food restaurants and through its Boston Pacific, Inc. subsidiary in the operation of Boston Market Stores (formerly known as Boston Chicken Restaurants).

                 Information regarding the directors and executive officers of Fidelity is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all of the directors and executive officers of Fidelity are citizens of the United States.

                 During the last five years, neither Fidelity, nor, to the best knowledge of Fidelity, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





                               Page 3 of 43 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Of the 3,118,235 shares of Common Stock to which this Statement relates (a) 767,807 were purchased by Fidelity on May 3, 1996, for an aggregate purchase price of $638,172.38, which purchase price was funded from Fidelity's general working capital funds, (b) 1,175,214 are the subject of currently exercisable options granted to Fidelity, (c) 1,175,214 are the subject of currently exercisable options granted to CKE, which may be exercised by Fidelity under certain circumstances. No brokerage commissions were paid in connection with this purchase.

ITEM 4.  PURPOSE OF TRANSACTION.

                 (A) The shares of Common Stock referred to above were acquired as part of a settlement as described in the Settlement Agreement (as defined below) and are held for investment purposes. Subject to the provisions of the Purchase Agreement (as defined below), Fidelity may purchase additional shares of Common Stock. In determining whether to purchase additional shares or to dispose of its shares, Fidelity intends to consider and review various factors on a continuous basis, including among other things, the Company's financial condition, business and prospects, other developments concerning the Company, other investment and business opportunities available to Fidelity, developments with respect to Fidelity's business, and general economic, monetary and stock market conditions.

                 (B) On April 26, 1996, Fidelity, Giant Group, Ltd. ("Giant"), CKE and the other parties to the action instituted on December 19, 1995 in the United States District Court for the Central District of California (the "Federal Action"), entered into a Settlement Agreement and Release
(the "Settlement Agreement"), in which they agreed to settle the Federal Action and to irrevocably release all of the claims subject to the Federal Action, and the Purchase Agreement (as defined below) pursuant to which the shares of Common Stock referred to above were acquired. (See Item 6 to this Schedule 13D, which is incorporated herein by reference, for a description of the terms of the Purchase Agreement.) The Settlement Agreement provides for the dismissal with prejudice of all claims of the various parties against the other parties in the Action and the release of all such claims and related claims. A copy of the Settlement Agreement is attached as Exhibit 99.01 hereto and is incorporated herein by reference.





                               Page 4 of 43 Pages

                 Item 6 of this Schedule 13D describes certain rights and obligations of Fidelity, relating to control over the management and policies of the Company, which description is incorporated herein by reference.

                 Except as otherwise described herein, Fidelity has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) As of the close of business on May 13, 1996, Fidelity will be the beneficial owner of 3,118,235 shares of Common Stock (including 767,807 shares which are owned directly by Fidelity, 1,175,214 shares which are the subject of currently exercisable options granted to Fidelity and 1,175,214
shares which are the subject of currently exercisable options granted   to CKE,
which options may be exercised by Fidelity under certain circumstances), which constitute in the aggregate 19.89% of the outstanding shares of Common Stock (based on 15,669,543 shares of Common Stock outstanding as of March 6, 1996).
As of the close of business on May 13, 1996, CKE will be the beneficial owner of 3,525,646 shares of Common Stock (including 2,350,432 shares which are owned directly and 1,175,214 shares which are the subject of currently exercisable options), which constitute in the aggregate 20.93% of the outstanding shares of Common Stock (based on 15,669,543 shares of Common Stock outstanding as of March 6, 1996). Fidelity disclaims beneficial ownership of any of the shares of Common Stock owned by CKE.

                          Except as described in the preceding paragraph,
neither Fidelity, nor, to the best knowledge of Fidelity, any of the persons referred to in Schedule I attached hereto beneficially owns any shares of Common Stock.

                 (b) Fidelity has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially owned by it.

                 (c) Transactions in the Common Stock by Fidelity effected during the past 60 days are described in Schedule II hereto, which Schedule is hereby incorporated by reference. All such transactions were effected by Fidelity in a privately negotiated transaction pursuant to the Purchase Agreement.

                 (d) Fidelity has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by it.





                               Page 5 of 43 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 On April 26, 1996, Giant, Fidelity and CKE, entered into a Purchase and Standstill Agreement (the "Purchase Agreement"). As provided in the Purchase Agreement, Fidelity acquired from Giant 767,807 shares of Common Stock (described above) for an aggregate purchase price of $638,172.38, payable in cash, representing approximately 4.9% of the outstanding Common Stock (based on 15,669,543 shares of Common Stock outstanding as of March 6, 1996) and CKE acquired from Giant 2,350,432 shares of the Common Stock for an aggregate purchase price of $1,343,662.20, payable in cash, representing approximately 15% of the outstanding Common Stock (based on 15,669,543 shares of Common Stock outstanding as of March 6, 1996). Also, each of Fidelity and CKE were granted options to buy an additional 587,607 shares of the Common Stock from Giant at an exercise price of $3.00 per share (exercisable at any time prior to 5:00 p.m. Los Angeles time on April 26, 1997) and an additional 587,607 shares of the Common Stock from Giant at an exercise price of $4.00 per share (exercisable at any time prior to 5:00 p.m. Los Angeles time on April 26, 1998). In addition, the Company has agreed to elect to its Board of Directors two persons designated by CKE, which persons are William P. Foley, II, Chairman of the Board and Chief Executive Officer of Fidelity and CKE, and C. Thomas Thompson, Carl's Jr.'s President.

                 In addition, the Purchase Agreement provides, among other things, that if Giant or its affiliates purchase additional shares of Common Stock, Fidelity and CKE will have the right to purchase shares of Common Stock from Giant such that the proportional ownership of Common Stock among Giant, Fidelity and CKE will be the same as immediately prior to such purchases (without giving effect to shares which may be purchased upon exercise of the options granted pursuant to the Purchase Agreement to the extent such options have not been exercised). Also, Giant, on the one hand, and Fidelity and CKE, on the other hand, have agreed to provide the other party with rights of first refusal in the event that they propose to dispose of shares of Common Stock. The parties further agreed that if Giant, on the one hand, and Fidelity and CKE, on the other hand, each own at least 34% of the outstanding Common Stock (without giving effect to shares which may be acquired upon exercise of the options granted pursuant to the Purchase Agreement to the extent such options have not been exercised), then at each election of directors of the Company, Giant may nominate up to one-half of the number of directors to be nominated and Fidelity and CKE may nominate up to one-half of the number of directors to be nominated, and the parties will vote all their shares in favor of the other parties' nominees. The Purchase Agreement further provides that if one but not both of Giant, on the one hand, and Fidelity and CKE, on the other hand, own at least 34.0% of the outstanding Common Stock (without giving effect to shares which may be acquired upon exercise of the options granted pursuant to





                               Page 6 of 43 Pages
the Purchase Agreement to the extent such options have not been exercised), the party owning at least 34% of the outstanding Common Stock may nominate up to one-half of the number of directors to be elected and the other party will vote all shares of Common Stock owned by them in favor of such nominees. The foregoing provisions regarding the voting of shares of Common Stock will expire on April 26, 2006. Giant has agreed not to become the beneficial owner of 35% or more of the combined voting power of the Company without the consent of Fidelity and CKE. Fidelity and CKE have agreed that for so long as the 9 7/8% Senior Notes (the "Senior Notes") issued by the Company are outstanding, Fidelity and CKE will not become the beneficial owners of 35% or more of the combined voting power of the Company without (i) the approval of the Board of Directors of the Company and (ii) a waiver from the holders of the Senior Notes of the provisions of Section 4.14 of the indenture pursuant to which the Senior Notes were issued.

                 A copy of the Purchase Agreement is attached as Exhibit 99.02 hereto and is incorporated herein by reference. A copy of a press release issued by Fidelity, Giant and CKE on April 29, 1996, announcing the Settlement Agreement is attached as Exhibit 99.03 hereto and is incorporated herein by reference.

                 Except as otherwise described herein, neither Fidelity or any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.01 The Settlement Agreement between the Company, Giant, Fidelity, CKE and the other parties to the Federal Action dated
                 April 26, 1996

         99.02 The Purchase Agreement between the Company, Giant, Fidelity and CKE dated April 26, 1996

         99.03 The Press Release issued by the Company, Giant, Fidelity and CKE dated April 26, 1996





                               Page 7 of 43 Pages

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 13, 1996
                                         FIDELITY NATIONAL FINANCIAL, INC.



                                         By: /s/ WILLIAM P. FOLEY, II
                                            ---------------------------------
                                            Name:  William P. Foley, II
                                            Title: Chairman of the Board and
                                                   Chief Executive Officer






                               Page 8 of 43 Pages

                                                                  SCHEDULE I



          DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON



                 The names, present principal occupations and business addresses of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of Fidelity National Financial, Inc. (the "Reporting Person"). Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the specified Reporting Person. Each of the named individuals is a citizen of United States.

DIRECTORS OF FIDELITY:
- ---------------------

William P. Foley, II, Chairman of the Board, and Chief Executive Officer.

Frank P. Willey, President.

William A. Imparato, General Partner, Parkwest Development Company, 1515 East Missouri Building A, Phoenix, AZ 85014.

Donald M. Koll, Chairman and Chief Executive Officer, The Koll Company, 4343 Von Karman Avenue, Newport Beach, CA 92660.

Daniel D. (Ron) Lane, Chairman and Chief Executive Officer, Lane/Kuhn Pacific, Inc., 14 Corporate Plaza, Newport Beach, CA 92660.

Stephen C. Mahood, Stephen C. Mahood Investments, 500 Crescent Court, Suite 270, Dallas, TX 75201.

J. Thomas Talbot, Owner, The Talbot Company, 500 Newport Center Drive, Suite 900, Newport Beach, CA 92660.

Cary H. Thompson, Chief Operating Officer, Aames Financial Corporation, 3731 Wilshire Blvd. 10th Flr., Los Angeles, CA 90010.


EXECUTIVE OFFICERS OF FIDELITY:
- ------------------------------

William P. Foley, II, Chairman of the Board and Chief Executive Officer.

Frank P. Willey, President.

Carl A. Strunk, Executive Vice President, Chief Financial Officer and
Treasurer.

Andrew F. Puzder, Executive Vice President and General Counsel.

Patrick F. Stone, Executive Vice President.





                              Page 9 of 43 Pages

M'Liss Jones Kane, Senior Vice President, Corporate Counsel and Corporate Secretary.

Raymond R. Quirk, Vice President.

Gary R. Nelson, Vice President.





                              Page 10 of 43 Pages

                                                                     SCHEDULE II


                     Schedule of Transactions in the Shares
                     --------------------------------------


                                No. of Shares       Price Per
                   Date           Purchased          Share(1)
                   ----         -------------       ---------
Fidelity:
- --------
                   05/03/96          767,807          $ .831





_______________

(1)      Net of brokerage commissions.





                              Page 11 of 43 Pages

                                 EXHIBIT INDEX


99.01   The Settlement Agreement and Release between
        Rally's Hamburgers, Inc., Giant Group, Ltd.,
        Fidelity National Financial, Inc., CKE Restaurants,
        Inc. and the other parties to the Federal Action
        dated April 26, 1996                                    Page 13

99.02   The Purchase Agreement between Rally's Hamburgers,
        Inc., Giant Group, Ltd., Fidelity National
        Financial, Inc., and CKE Restaurants, Inc. dated
        April 26, 1996                                          Page 28


99.03   The Press Release issued by Rally's Hamburgers,
        Inc., Giant Group, Ltd. Fidelity National
        Financial, Inc., and CKE Restaurants, Inc. dated
        April 26, 1996                                          Page 42






                              Page 12 of 43 Pages